Exhibit 99.1

AGM Group Holdings Inc

and

Huang Yuqiang

Regarding

KOI Global Ltd.

Regarding

Share Transfer Agreement

September 10, 2026

i

Share Transfer Agreement

This “Share Transfer Agreement” (“this Agreement”) was entered into by the following parties on September 10, 2026 (“the Signing Date”):

1.	KOI Global Ltd., a limited liability company incorporated and existing under the laws of the British Virgin Islands, with its registered office at: Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands (“KOI Global” or “ Target Company ”);

2.	AGM Group Holdings Inc. , a corporation organized and existing under the laws of the British Virgin Islands, with its registered address at: Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake’s Highway, Road Town, Tortola, VG1110, British Virgin Islands (“Transferor”);

3.	Huang Yuqiang, a natural person of Chinese nationality, with citizen ID number: 41072719710406951X, whose registered residence is: Group 5, Beijie Village, Chengguan Town, Fengqiu County, Henan Province (“Transferee”).

In this Agreement, each of the above parties is referred to individually as a “Party” and collectively as the “Parties.”

Whereas:

1.	As of the date of execution of this Agreement, the equity structure of the Target Company, is as set forth in Part I of Annex I to this Agreement, and the Transferor holds a direct equity interest of 55% in the Target Company (“Target Equity”).

2.	The Transferor agrees to sell the Target Equity held by it to the Transferee in accordance with the terms and conditions set forth in this Agreement, and the Transferee agrees to purchase the Target Equity from the Transferor in accordance with the terms and conditions set forth in this Agreement.

3.	Effective as of the Closing Date (as defined in Section 3.1) under this Agreement, the Transferee will directly hold a total of 100% of the equity interest in the Target Company.

Accordingly, the parties have reached the following agreement by mutual consent:

Article 1 Definitions and Interpretations

1.1	Unless otherwise specified in the context of this Agreement, the following terms shall have the meanings set forth below:

1.1.1	The Transaction: means the transaction agreed upon under this Agreement, including but not limited to the transaction described in Article 2 of this Agreement.

1.1.2	“Promising Party”: (i) if the Closing does not occur, means the Target Company and the Transferor, either individually or collectively; and (ii) if the Closing occurs, means the Transferor (for the avoidance of doubt, in the event of the Closing, the Target Company shall not be a Promising Party from the outset).

1.1.3	Transaction Documents: means this Agreement, other documents specified in this Agreement, and other documents related to the Transaction.
1.1.4	Closing Date: means the date agreed upon under this Agreement on which both of the following conditions are satisfied: (i) the handover of the Target Company’s seal and other materials has been completed; and (ii) the Target Company has completed the amendment of its shareholder register to register the Transferee as the holder of the Target Equity Interests and has completed the relevant filing of such amendments with the Registrar of Companies.

1.1.5	Affiliate: For the purposes of this Agreement, an affiliate of any person or entity includes any corporation, partnership, joint venture, or other entity or natural person that controls such person or entity, is controlled by such person or entity, or is under common control with such person or entity;The “affiliates” of any natural person also include that person’s close relatives, including spouse, parents, grandparents, maternal grandparents, siblings and their spouses, children and their spouses, grandchildren and their spouses, and maternal grandchildren and their spouses. However, for the purposes of this Agreement, neither the Transferee nor its affiliates shall be deemed to be affiliates of the Target Company or the Transferor.

1.1.6	Control: In the context of a relationship between two or more entities, means the power—whether actually exercised or not—to direct, or to cause others to direct, the business, affairs, management, or decision-making of an entity, directly or indirectly, or as a trustee or executor, whether through ownership of shares,equity interests, voting rights, or securities with voting rights, or as a trustee or executor, whether pursuant to a contract, contractual arrangement, trust arrangement, or otherwise, including but not limited to (i) directly or indirectly holding fifty percent (50%) or more of the shares or equity interests issued by such entity, (ii) directly or indirectly holding fifty percent (50%) or more of the voting rights of such entity,(iii) directly or indirectly having the right to appoint a majority of the members of the entity’s board of directors or similar governing body; or (iv) otherwise controlling or influencing the entity’s operational decisions. “Controlled” and “jointly controlled” have the meanings set forth above.

1.1.7	Encumbrances: means any mortgage, pledge, lien (including, but not limited to, tax liens, rights of revocation, and rights of subrogation),leases, licenses, options, restrictions, preemptive rights, subscription rights, debt burdens, priority arrangements, any third-party rights or interests, restrictive covenants, conditions, or restrictions of any kind (including, but not limited to, any restrictions on use, voting, transfer, income, or the exercise of any other ownership rights) or security interests of any form, or any arrangement subject to third-party rights that has a similar effect.

1.1.8	Liabilities: means all debts, liabilities, and obligations, whether accrued or fixed, absolute or contingent, due or undue, certain or uncertain, including, but not limited to, debts, liabilities, and obligations arising under any law, claim, or government order, as well as debts, liabilities, and obligations arising under any contract, agreement, promise, or commitment.

1.1.9	Intellectual Property: Means all rights worldwide arising from or relating to the following, whether protected, created, or arising under applicable law, the laws of other countries or regions, or international treaties: (i) all inventions, utility models, and industrial designs (whether or not patentable) and improvements thereto, as well as all patents, patent applications, and patent publications;(ii) all registered trademarks, rights to apply for registered trademarks, brands, goodwill, logos, service marks, trade names, corporate names, and their translations; (iii) all works eligible for copyright protection (whether registered or not), and all copyright registrations or applications for registration; (iv) all computer software and systems (including the data and files contained therein) and their improvements and upgrades (excluding commonly used office and business application software);(v) all other proprietary rights (including, but not limited to, domain names, know-how, and manufacturing processes); (vi) confidential information and trade secrets; (vii) any rights similar to those set forth in clauses (i) through (vi) as provided by any law, regardless of whether the foregoing have been applied for or registered; and (viii) all copies and tangible media of the aforementioned intellectual property (in any form and by any means).

1.1.10	Material Adverse Event: means(i) the Target Company entering bankruptcy proceedings, undergoing liquidation, ceasing operations, undergoing reorganization or debt restructuring, or selling material assets; or (ii) any circumstance, change, or event involving the Target Company that, individually or collectively, directly or indirectly, (A) causes or is reasonably expected to cause a material adverse effect on the Target Company’s continued existence, assets, liabilities (including, but not limited to, contingent liabilities), or financial condition;or (B) causes or is reasonably expected to cause a material adverse effect on the validity, enforceability, or performance of the Transaction Documents.

1.1.11	Taxes: means any and all taxes, fees, levies, duties, tariffs, and other charges of any kind imposed by any governmental authority (together with any and all interest, penalties, surcharges, and additional amounts thereon), including, but not limited to: taxes or other charges levied on income, royalties, incidental gains or other profits, gross receipts, property, sales, use, wages, employment, social security, unemployment compensation, or net worth;taxes or other charges of a nature similar to consumption and use taxes, withholding taxes, transfer taxes, value-added taxes, or capital gains taxes; license, registration, and filing fees; and customs duties, taxes, and similar charges.

1.1.12	Business Day: means any day other than a Saturday, Sunday, or any other day on which banks in Hong Kong, China, are required or authorized by law to suspend business.
1.1.13	Calendar Day: means any day, including Saturdays, Sundays, and other days on which banks in Hong Kong, China, are required or authorized by law to suspend business, constituting a continuous period of time.

1.1.14	RMB: means Renminbi yuan, the legal tender of China.

1.1.15	U.S. Dollar: means the legal tender of the United States.

1.2	Interpretation and Principles of Interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	When references are made in this Agreement to articles, appendices, annexes, preambles, the foregoing, or the following, such references refer to the corresponding articles, appendices, annexes, preambles, the foregoing, or the following in this Agreement, and such articles, appendices, annexes, preambles, the foregoing, or the following shall be deemed part of this Agreement;

1.2.2	The headings in this Agreement are for convenience of reference only and shall in no way affect the meaning or interpretation of this Agreement;

1.2.3	Where the term “including” is used in this Agreement, it shall be deemed to be followed by “but not limited to”;

1.2.4	Any law defined or referred to in this Agreement or in any agreement or document referred to herein means such law as amended, modified, or supplemented from time to time, including any subsequent law that supersedes the original law;

1.2.5	Any agreement, instrument, or other document referred to in this Agreement means such agreement, instrument, or other document as amended, supplemented, or modified from time to time;

1.2.6	References to a party shall also include its permitted successors and assigns; References to any company shall include any of its branches;

1.2.7	The terms “this Agreement,” “in this Agreement,” and “under this Agreement,” as well as terms of similar meaning used in this Agreement, refer to this Agreement in its entirety and not to any single provision thereof; and

1.2.8	Where this Agreement refers to the obligations or liabilities of any party, such party shall be jointly and severally liable to the other parties.

Article 2 Transfer of the Target Equity Interests

2.1	Part I of Annex I to this Agreement accurately reflects the equity structure of the Target Company as of the date of execution of this Agreement, as well as the Transferor’s shareholding in the Target Company, and the Transferor has no objection to such equity structure.

2.2	The Transferor agrees to sell the relevant Target Equity Interests to the Transferee on the Closing Date in accordance with the terms and conditions set forth in this Agreement, and the Transferee agrees to purchase the Target Equity Interests from the Transferor on the Closing Date in accordance with the terms and conditions set forth in this Agreement.

2.3	The Transferor acknowledges and agrees that the Target Equity being transferred to the Transferee is free and clear of any encumbrances; the Transferee shall, as of the Closing Date, acquire all rights, title, and interests in the Target Equity, including, but not limited to, ownership of the Target Equity and any rights and interests related to or arising from such ownership.

2.4	The Transferor acknowledges and agrees, and shall ensure that any other third party, waives any right of first refusal or any other right under this Agreement that may affect this transaction.

2.5	Effective as of the Closing Date, the Target Company’s equity structure shall be as set forth in Part II of Annex I to this Agreement; the Transferee shall become the formal shareholder holding 100% of the Target Company’s equity, enjoying the corresponding shareholder rights and assuming the corresponding shareholder obligations; the Transferor shall ensure that the Transferee and/or its affiliates hold actual control over the Target Company effective as of the Closing Date.

Article 3 Consideration for the Transfer

3.1	Consideration for the Transfer

3.1.1	The parties agree that, as set forth in the company’s financial statements as of June 30, 2026, the Target Company’s total net book assets amount to approximately Four Million Three Hundred Eighty-Two Thousand Two Hundred U.S. Dollars (USD 4,382,200).

3.1.2	The parties agree that, subject to the terms and conditions set forth in this Agreement, as consideration for the Transferee’s purchase of the Target Equity Interests held by the Transferor, the Transferee shall pay to the Transferor and/or entities designated by the Transferor (the Transferor and such entities designated by the Transferor collectively referred to as “ Transferor Designated Entities ”) the sum of Two Million Four Hundred Fifty Thousand U.S. Dollars (USD 2,450,000) (“Transfer Consideration”).

3.1.3	The parties hereby further confirm, acknowledge, and agree that the payment by the Transferee to the entities designated by the Transferor in the amount of Two Million Four Hundred and Fifty Thousand U.S. Dollars (USD 2,450,000) shall be deemed to constitute the full consideration received by the Transferor for the sale and transfer of the Target Equity Interests to the Transferee, and shall constitute the full and complete fulfillment of the Transferee’s obligation to pay any consideration for the purchase of the Target Equity Interests.

3.1.4	The Transferee shall, within forty-five (45) days from the date this Agreement is executed and becomes effective (the “Signing Date”), make an advance payment of Five Hundred Thousand U.S. Dollars (USD 500,000) (the “Transfer Consideration I”) to the entity designated by the Transferor. Furthermore, the Transferor and the Target Company shall cooperate with the Transferee to complete the amendment of the shareholder register. Transfer Consideration I shall be paid by the Transferee only after all conditions precedent set forth in Article 7.1 of this Agreement (the “Closing Conditions”) have been satisfied (or waived in writing by the Transferee).

3.1.5	The remaining consideration for the equity transfer shall be paid by the Transferee within three hundred sixty (360) calendar days from the Closing Date, in the amount of one million nine hundred fifty thousand U.S. dollars (USD 1,950,000) for the transfer of all remaining Target Equity Interests (“Consideration II”; together with “Consideration I”, collectively referred to as “Consideration”) One Million Nine Hundred Fifty Thousand U.S. Dollars (USD 1,950,000).

3.1.6	The parties agree that, upon completion of the closing in accordance with the provisions of this Agreement, provided that the aforementioned payment arrangements for the transfer consideration—or any other payment arrangements for the transfer consideration agreed upon in writing by the parties—are fulfilled on time in accordance with the schedule agreed upon by the parties, such payment arrangements shall not affect the validity of the closing.

3.2	Taxes and Fees

3.2.1	Each party to this Agreement shall, in accordance with applicable laws, bear any taxes and fees related to the transaction under this Agreement for which it is responsible (for the avoidance of doubt, all taxes and fees payable in connection with this transaction shall be borne by the Transferee). If the Transferor has a withholding obligation under applicable laws and regulations, the Transferee shall unconditionally cooperate with the Transferor in fulfilling such withholding obligations.In addition to taxes and fees, each party shall bear its own expenses for attorneys, accountants, investment advisors, and consultants incurred in connection with the transaction .

Article 4 Closing

4.1	Preparation and Delivery of Documents on the Closing Date
4.1.1	The date on which both of the following conditions are satisfied shall be the Closing Date as defined in this Agreement: (i) the handover of the Target Company’s seal and other materials has been completed; and (ii) the Target Company has completed the amendment of its shareholder register to register the Transferee as the holder of the Target Equity Interests and has filed the relevant amendments with the Company Registration Authority.

4.1.2	The Transferor shall, prior to the agreed-upon Closing Date, cause the Target Company’s legal representative, directors, employees, and others to sign, prepare, and deliver to the Transferee all documents certifying that the closing conditions set forth in Article 7.1 of this Agreement have been satisfied, including but not limited to any consent letters and resolutions related to the execution of this transaction that must be signed by the Transferor and/or the Target Company, the Target Company’s legal representative, directors,employees, as well as any other documents required for the completion of this transaction that must be signed and filed in accordance with the requirements of relevant market regulatory authorities or other government departments.

4.2	Preparations for Management Handover. The parties agree that, following the execution of this Agreement, the Transferor shall be responsible for organizing relevant personnel to prepare for the handover of the Target Company. The parties further agree that, after the date of execution, the Transferor shall permit the Transferee to dispatch personnel to the Target Company to understand and familiarize themselves with the Target Company’s management, financial, and asset conditions, in order to prepare for the management handover of the Target Company.With respect to the Target Company, the Transferor shall be responsible for accounting and tax filings on and prior to the Closing Date, while the Transferee shall be responsible for accounting and tax filings on and after the Closing Date.

4.3	On-site handover. With respect to the Target Company, the parties agree that on the Closing Date, the Transferee shall designate a representative to conduct an on-site handover of the Target Company’s relevant assets, documents, and records with a representative designated by the Transferor at the Target Company’s office premises or at such other location as the parties may otherwise agree. On the day the Transferee’s designated representative receives the relevant assets, documents, and records specified in this clause, the Transferee shall sign a corresponding written confirmation document based on the handover status. The assets, documents, and records to be handed over shall include:

4.3.1	Qualification Certificates and Licenses: These include, but are not limited to, the original and duplicate copies of the target company’s business license since its establishment, as well as the originals of all other qualifications, permits, approvals, and licenses obtained by the target company from government departments; and a list detailing the specific information regarding such qualifications and licenses, including, but not limited to, the name of the certificate or license, number, date of issuance, validity period, annual inspection status, links to regulatory platforms, and account usernames and passwords.

4.3.2	Seals: Including, but not limited to, the official company seal, the contract-specific seal, the financial-specific seal, and other seals.

4.3.3	Organizational Documents: These include, but are not limited to, the target company’s articles of association, shareholder register, certificates of capital contribution, registration documents filed with the corporate registration authority, and original minutes/resolutions of shareholders’ meetings (shareholder decisions), board of directors’ meetings (executive director decisions), and supervisory board meetings (supervisor decisions).

4.3.4	Financial and Tax Documents: Include, but are not limited to, all financial and tax documents of the Target Company since its establishment, including, but not limited to, various original vouchers, ledgers, bank accounts (and their passwords or access keys), account USB tokens and related management permissions, bills, financial statements, account opening permits, and original tax filing documents of the Target Company since its establishment.

4.3.5	Assets (if any): All tangible and intangible assets, as well as assets, materials, and documents related to intellectual property rights, over which the Target Company holds ownership or usage rights, including but not limited to hardware facilities, office equipment, original lease agreements, access cards for leased premises, and certificates related to intellectual property rights.

4.3.6	Relevant Contracts (if any): Original copies of all contracts, agreements, commitments, statements, applications, and other forms of legal documents to which the Target Company is a party.

4.3.7	Other assets, documents, and records related to the Target Company (if any).

4.4	Change of Bank Accounts. With respect to the Target Company, the Promisor shall, at the Transferee’s request, apply to the bank on the Closing Date to change the registered name seal on all of the Target Company’s bank accounts to that of a person designated by the Transferee.

Article 5 Representations and Warranties

5.1	From the date of execution of this Agreement (including such date) through the Closing Date (including such date),each Promisor, individually and jointly and severally, makes the following representations and warranties to the Transferee, and acknowledges that the Transferee’s execution of this Agreement and other transaction documents is contingent upon the truthfulness, accuracy, and completeness of such representations and warranties in all respects; if any representation or warranty is breached, each Promisor shall be jointly and severally liable for any losses incurred by the Transferee as a result, in accordance with the terms of this Agreement:

All of the Transferor’s liabilities, payables, and matters that may give rise to liabilities have been disclosed to the Transferee; any undisclosed liabilities or payables arising after the Closing Date shall be borne by the Transferor.

5.1.1	Legally Established. The Target Company is a limited liability company lawfully established and validly existing under its applicable laws, and is in good standing.

5.1.2	Transferor’s Legal Rights to the Target Equity Interests. Annex I to this Agreement truthfully, accurately, and completely reflects the Target Company’s equity structure as of the date of signing and immediately prior to Closing, and the Transferor does not dispute its actual shareholding percentage as set forth in Annex I.All previous changes in the Target Company’s equity (if any) have been carried out in accordance with the law, including the completion of necessary procedures such as decision-making, resolutions, notifications, registration, and filing; the transfer procedures are lawful and compliant; and the transaction consideration corresponding to each equity change has been paid in full to the relevant parties in accordance with the terms of the relevant contracts. There are no existing or potential disputes, litigation, arbitration, claims, enforcement proceedings, or other administrative or legal proceedings regarding the Target Company’s equity.The shareholders of the Target Company have never, in any form, promised to any person or actually issued any interests, equity interests, bonds, preemptive rights, subscription rights, convertible securities, options, employee incentive shares, or other unexercised rights, commitments to issue additional shares, or interests of the same or similar nature beyond their shareholder equity, thereby causing the Target Company or its shareholders to assume or potentially assume any obligation to sell or increase the Target Company’s registered capital.There are no nominee holding or similar arrangements with respect to the Target Company’s equity interests, nor are there any security interests such as pledges or mortgages, or encumbrances of any kind (including, but not limited to, any conditional sale or other retention-of-title agreements, any leases of the foregoing nature,any agreement conferring a security interest, and any document designating a third party as a beneficiary in the event of loss), or any other third-party rights or interests (with respect to any person’s equity interest, this also includes, but is not limited to, any options or conversion rights or preemptive rights of any nature). The Transferor has the legal right to transfer its equity interest in the Target Company.

5.1.3	No Impediments. There are no matters that cause or may cause any delay, restriction, or impediment to the Promisor’s performance of its obligations under the Transaction Documents.

5.1.4	Validity of Authorization. The Promising Party has validly executed this Agreement and other Transaction Documents to which it is a party. The Promising Party has obtained all necessary authorizations, permissions, and approvals (including, but not limited to, internal authorizations from the Target Company) to sign, deliver, and perform the aforementioned documents and to exercise its rights and fulfill its obligations thereunder. The Promising Party is legally capable of entering into this Agreement and other Transaction Documents to which it is a party, and of performing its obligations under the Transaction Documents.The Pledgor’s obligations and liabilities under this Agreement and the other Transaction Documents are lawful, valid, and enforceable.

5.1.5	No Conflict. The Pledgor’s execution, delivery, and performance of this Agreement, other transaction documents to which it is a party, and the rights and obligations thereunder will not violate applicable laws;will not violate the articles of incorporation or other organizational documents of the Target Company or the Promising Party; will not violate any court judgments, rulings, arbitral awards, administrative decisions, or orders binding on or applicable to the Promising Party; will not violate any document, contract, or agreement to which the Promising Party is a party, or any document, contract, or agreement binding on the Promising Party or its assets; and will not give rise to any claim by any third party against the Promising Party.

5.1.6	No Debt, No Guarantees. The Target Company has no debts, whether incurred, certain, or contingent, and regardless of whether such debts are due or will become due. Furthermore, the Target Company has not acted as a guarantor, indemnifier, surety, or other obligor for any liabilities of any Transferor or any third party, and has not provided any guarantee for the debts or in the interest of any Transferor or any third party.

5.1.7	Approvals and Permits. The Target Company has obtained all approvals (including, but not limited to, government approvals), certificates, and permits necessary or appropriate for conducting business within the scope of its business license registration.Each such approval or license is in full force and effect, has successfully passed all required annual inspections and other examinations, and there are no circumstances that could result in such approvals or licenses being suspended, terminated, canceled, revoked, rescinded, restricted, unable to be renewed, or rendered invalid.

5.1.8	Financial Information. The Promisor has provided the Transferee with the Target Company’s financial statements, financial reports, and financial documents (collectively, the “Financial Reports”) from the Target Company’s inception through June 30, 2026 (the “Date of the Financial Reports”). The Financial Reports contain all relevant and material financial information regarding the Target Company and provide a true and fair view of the Target Company’s assets, liabilities, financial position, profits, and losses as of the relevant dates and for the relevant periods.The financial information of the Target Company disclosed in the Financial Reports as of their respective dates is true, accurate, and complete in all respects, and contains no false or misleading statements. The Target Company has no unrecorded funds, assets, or liabilities; there are no off-balance-sheet expenses or expenditures; and all accumulations and/or uses of corporate funds are fully and appropriately reflected in these financial statements.

5.1.9	There is no insolvency. There are no orders, requests, applications, decisions, rulings, resolutions, or other actions requiring the Target Company to undergo dissolution, bankruptcy, cessation of business, liquidation, or similar proceedings, nor are there any liens, judgments, or writs of execution against the Target Company’s assets. The Target Company is not in a state of insolvency or inability to repay its debts, nor are there any claims against the Target Company demanding repayment of its matured debts.

5.1.10	Taxes and Fees. The Target Company complies with all tax laws and regulations, has accurately, completely, and timely reported all taxable income in accordance with the requirements of national and local tax authorities, has paid in full all taxes and fees due, has paid all regulatory fees due, and has withheld and remitted all taxes required to be withheld and remitted under applicable laws;There are no circumstances requiring the payment of additional or back taxes or fees, nor have there been any instances of penalties imposed on the Target Company for violations of relevant tax laws, regulations, or provisions.The Target Company has not received any demand notices or notices requiring additional payments from tax authorities or any other competent authorities, nor has it received any notices requesting an inspection or audit of any tax returns; there are no pending audits, measures, proceedings, investigations, disputes, or claims; and there are no circumstances under which tax authorities or other competent authorities may assert tax claims against the Target Company.

5.1.11	No changes. From the date of issuance of the financial statements to the Closing Date: (i) the Target Company has not experienced, and is not expected to experience, any material adverse events; (ii) except as otherwise provided in this Agreement or as previously agreed to in writing by the Transferee, the Target Company has not experienced any of the following events:

(1)	any of the matters described in subparagraphs (1) through (10) of Section 6.1.1 of this Agreement;

(2)	the initiation of any litigation, arbitration, or administrative or judicial investigation against the Target Company (except for routine administrative inspections), or any litigation or arbitration initiated by the Target Company;

(3)	Suffering any material adverse effect;

(4)	the transfer of the Target Company’s assets or the incurrence of any non-operating liabilities or abnormal operating liabilities; or

(5)	any commitment, consent, or authorization to take any action set forth in the preceding paragraphs.

5.1.12	Tangible Personal Property. The Promising Party has disclosed to the Transferee, in a truthful, accurate, and complete manner, the tangible personal property owned by or to which the Target Company has the right to use as of the date of execution. The Target Company is the lawful owner and user of such tangible personal property, is able to operate such tangible personal property independently and autonomously, and such tangible personal property is free from any encumbrances and is in good condition for effective use (except for normal wear and tear).The Target Company’s use or utilization of the tangible personal property in its business operations complies with applicable laws and does not infringe upon the rights and interests of any third party.

5.1.13	Real Property. The Promising Party has truthfully, accurately, and completely disclosed to the Transferee all real property (including, but not limited to, office premises) owned by or to which the Target Company has the right to use as of the Signing Date. The Target Company has the right to lawfully possess, own, or lawfully lease the aforementioned real property. The Target Company’s use or utilization of the real property for business operations complies with applicable laws and does not infringe upon the rights and interests of any third party.

5.1.14	Intangible Assets. The Promisor has disclosed to the Transferee, in a truthful, accurate, and complete manner, all intangible assets owned by or to which the Target Company is entitled to use as of the date of signing. The Target Company is the lawful owner or licensee of such intangible assets; such intangible assets are valid and enforceable under law; there are no circumstances that could render any such intangible assets invalid or unenforceable; and such intangible assets are not subject to any encumbrances.The Target Company’s ownership and/or use of the intangible assets does not and has never infringed upon any intellectual property rights or other lawful rights and interests of any third party, and all necessary registration or filing procedures have been completed in accordance with the law.

5.1.15	Contracts in Force. The Promisor has truthfully, accurately, and completely disclosed to the Transferee all contracts entered into by the Target Company with any of its suppliers, customers, other partners, the Transferor, or any of its affiliates that remain in effect as of the date of signing or have not yet been fully performed as of the date of signing (collectively, the “Contracts in Force”). All Contracts in Force are lawful, valid, binding, and enforceable as to all parties thereto .

5.1.16	Employee Matters. The Promisor has truthfully, accurately, and completely disclosed to the Transferee the names, employing units, departments, dates of hire, and whether written employment contracts have been executed for all employees of the Target Company who have an employment relationship with the Target Company as of the date of execution.The Target Company has no outstanding obligations to pay any economic compensation, damages, or other similar compensation or indemnification expenses related to the termination or cessation of employment relationships. There are no labor disputes or controversies between the Target Company and its current employees or its former employees (if any), nor are there any potential labor disputes or controversies.

5.1.17	Related-Party Matters. There are no related-party transactions between the Target Company and any of its shareholders, directors, senior management, employees, or related parties of the aforementioned individuals . The pricing of any related-party transactions (if any) involving the Target Company complies with fair market value, and there are no instances of transferring benefits or otherwise harming the interests of the Target Company.

5.1.18	Legal and Administrative Proceedings. There are no pending or forthcoming, or—to the best of the Promisor’s knowledge—potentially future, lawsuits, arbitrations, administrative investigations, administrative penalties, enforcement actions, or other legal or administrative proceedings or claims against or affecting the Target Company, any of its assets, rights, licenses, operations, or business; nor have there been any events, circumstances, or situations that could directly or indirectly lead to the commencement of any such legal or administrative proceedings or provide a basis therefor.

5.1.19	Compliance with Laws. The Target Company has at all times fully complied with the laws applicable to its business conduct, operations, or activities, as well as to the ownership, management, and use of any of its assets and property, and with the laws of any other applicable jurisdictions; and no event, circumstance, or situation has occurred that, based on reasonable expectations, could constitute or directly or indirectly result in a violation of any of the aforementioned laws.

5.1.20	Anti-Corruption. The Transferor, the Target Company, and their employees, directors, representatives, and agents have never engaged in or participated in any conduct prohibited by the laws, statutes, rules, regulations (“Anti-Corruption Laws”), and other legally binding measures of any applicable jurisdiction relating to anti-bribery, corruption, money laundering, fraud, and other similar activities, as well as counter-terrorism, economic sanctions, and anti-boycott laws.

5.1.21	No Brokerage or Agency. The Target Company has not engaged any investment bank, financial advisor, broker, or other intermediary that may charge a commission in connection with the transaction under this Agreement, nor has it assumed any obligation to pay a commission to such entities.

5.1.22	Disclosure of Information. The Promising Party has disclosed to the Transferee, in a truthful, complete, and accurate manner: (i) all information, documents, and materials requested by the Transferee, as well as any information, documents, and materials that are or may be materially relevant to the performance of this Agreement by any Promising Party; and (ii) any information, documents, and materials that have or may have a material impact on the Transferee’s willingness to enter into this Agreement or to perform the transactions contemplated herein.All documents, materials, and information provided by the Promising Party to the Transferee both before and after the execution of this Agreement are, in all material respects, true, accurate, complete, and not misleading, and there are no matters that should have been disclosed but were not, which could have a material adverse effect on the Target Company or could materially affect the Transferee’s decision to proceed with the proposed transaction under this Agreement.

5.2	From the date of execution of this Agreement (including such date) through the Closing Date (including such date), each party to this Agreement makes the following representations and warranties to the other parties:

5.2.1	Valid and Effective. It is a legal entity lawfully established and validly existing under applicable law .

5.2.2	Validity of Authorization. It has validly executed this Agreement and other transaction documents to which it is a party. It has obtained all necessary authorizations, permissions, and approvals (including, but not limited to, its internal authorizations) to sign, deliver, and perform the aforementioned documents and to exercise its rights and fulfill its obligations thereunder. It has the legal capacity to enter into this Agreement and other transaction documents to which it is a party, and to perform its obligations under such transaction documents. Its obligations and liabilities under this Agreement and other transaction documents are legal, valid, and enforceable.

5.2.3	No Conflict. The Party’s execution, delivery, and performance of this Agreement, other transaction documents to which it is a party, and the rights and obligations thereunder will not violate any applicable laws; will not violate its articles of incorporation or other organizational documents; and will not violate any court judgments, rulings, arbitral awards, administrative decisions, or orders that are binding upon or applicable to it.

5.3	Survival of Representations and Warranties. All representations and warranties set forth in this Agreement and submitted pursuant to this Agreement shall remain in full force and effect after the execution of this Agreement and the completion of the transfer of the Target Equity Interests hereunder.

Article 6 Undertakings by the Undertaker and the Transferee

6.1	The Promising Party undertakes that . With respect to matters in the undertakings set forth below that involve the conduct of the Target Company, the Promising Party makes the following undertakings.

6.1.1	Obligations During the Transition Period. From the date of execution until the Closing Date, without the prior written consent of the Transferee, the Target Company shall not, and the other Promising Parties shall cause the Target Company not to:

(1)	Increase or decrease the Target Company’s registered capital, transfer equity interests in the Target Company, or create or permit the creation of any encumbrance on any portion of the Target Company’s equity interests;

(2)	Merge with or be merged by any third party, acquire any assets, or invest in any entity;

(3)	Amend the Target Company’s articles of incorporation (except as expressly provided in the Transaction Documents);

(4)	Change any of the Target Company’s accounting methods, practices, or systems, except for changes required by applicable accounting standards;

(5)	Enter into any contract, amend or modify the terms of any existing contract, or agree to terminate any existing contract;

(6)	Granting loans to third parties or providing guarantees for the debts of any third party; Incurring, assuming, or incurring any liabilities after the date of the financial statements;

(7)	Initiating or settling any litigation, arbitration, or administrative proceeding;

(8)	Take any action that, based on reasonable expectations, may result in the failure to satisfy any closing conditions set forth in the Transaction Documents, or take any other action that may have an actual or potential adverse effect on the transaction under the Transaction Documents (including, but not limited to, causing the representations or warranties made by the Promising Party in this Agreement to be false or misleading in any material respect);

(9)	Transferring the Target Company’s cash on hand by any means;

(10)	Making any arrangements, commitments, or entering into any agreements regarding the performance of any of the foregoing acts.

6.1.2	Right of Inspection and Right to Information. From the date of execution until the Closing Date, the Undertaker shall assist the Transferee in obtaining any information reasonably requested by the Transferee regarding any aspect of the Target Company’s finances, operations, or other matters. In addition, the Promisor shall promptly notify the Transferee of any litigation, arbitration, or administrative proceedings that have occurred or may occur in connection with the Target Equity or the Target Company’s assets, finances, and/or revenues. The right of inspection granted to the Transferee under this Agreement, as well as the Transferee’s knowledge of and review of the information provided, shall in no way affect or limit any representations and warranties made by the Promisor under this Agreement.

6.1.3	Consultation with the Transferee. Subject to the provisions of Section 6.1.1 of this Agreement, from the date of execution until the Closing Date, the Promisor shall promptly notify the Transferee in writing of, and consult with the Transferee regarding, the following circumstances: all events, circumstances, facts, and situations that will or are reasonably expected to result in any closing condition becoming unfulfilled, or that may cause the Promisor to breach any representations, warranties, or covenants made in the Transaction Documents.

6.1.4	Waivers and Releases. The Transferor acknowledges and agrees that, as of the Closing Date of this Transaction, it waives any rights, claims, demands, or causes of action (if any) it may have against the Target Company, and that the Target Company has no outstanding obligations or liabilities to the Transferor.

6.1.5	Obligation to Cooperate. The Promising Party shall use its best efforts to take or cause to be taken all necessary actions, provide all required documents, and cooperate to (i) assist the Transferee in assuming full control of the Target Company as soon as possible after the Closing Date; and (ii) assist the Transferee in completing, as soon as possible after the Closing Date, any relevant follow-up matters (if any) arising from the changes to the Target Company resulting from this Transaction.The Promisor undertakes that, in addition to the aforementioned obligations to cooperate, if there are any other matters requiring coordination or communication with government authorities or any third party regarding the Target Company (for the avoidance of doubt, regardless of whether such matters arise at any time before or after the Closing Date),and such matters relate to the Transaction or to any matters concerning the Target Company and/or the Promising Party prior to the Closing Date, the Promising Party shall use its best efforts to take or cause to be taken all necessary actions, provide all required documents, and cooperate to assist the Transferee and the Target Company in completing the aforementioned matters.

6.2	Undertakings of the Transferee.

6.2.1	The Transferee undertakes to fulfill any commitments made to the Transferor and its affiliates in accordance with the provisions of this Agreement and any supplemental agreements to this Agreement (if any).

6.2.2	The Transferee undertakes to fulfill its obligation to pay the transfer consideration in accordance with the provisions of this Agreement and any supplemental agreements to this Agreement (if any).

Article 7 Conditions Precedent to Closing

7.1	Closing Conditions for the Transferee. The Transferee’s fulfillment of its obligations under Section 3.1 and any obligations separately confirmed in writing by the parties (if any) on the Closing Date shall be subject to the following conditions being satisfied in their entirety or, at the Transferee’s sole discretion, waived in writing in advance:

7.1.1	Execution of Transaction Documents. The parties have duly executed the transaction documents to which they are parties and delivered the executed transaction documents to the Transferee.

7.1.2	Representations, Warranties, and Covenants. The representations and warranties of each covenanter in this Agreement shall remain true, accurate, complete, and not misleading in all respects from the date of execution of this Agreement (including such date) through the Closing Date (including such date).Each party to this Agreement has fulfilled or complied with the material commitments, obligations, and covenants under the Transaction Documents that were to be fulfilled or complied with on or before the Closing Date (in particular, the on-site handover procedures under Section 4.3 of this Agreement must be completed).

7.1.3	No Legal Proceedings. There are no existing, pending, or potential administrative or judicial proceedings, nor any claims brought by any government agency or any other entity,which, in the reasonable opinion of the Transferee, might result in the Transaction being prohibited, restricted, or otherwise impeded in whole or in substantial part, or might otherwise raise objections, claims, or seek other remedies with respect to the Transaction in whole or in substantial part, or might impose restrictions or conditions on, or cause disruption to, the Transaction in whole or in substantial part.

7.1.4	There are no legal restrictions. No applicable laws in force, nor any agreements, contracts, or documents, prohibit or restrict the completion of this transaction.

7.1.5	Approval Procedures. The shareholders’ meeting and the board of directors/executive directors of the Target Company have formally adopted relevant written resolutions to (i) approve the signing, delivery, and performance of the Transaction Documents, and waive their preemptive rights and any other rights that may affect this Transaction, (ii) adopt new articles of association of the Target Company (“New Articles of Association”) to the satisfaction of the Transferee,(iii) to remove the Target Company’s current legal representative, head, directors (or executive directors), supervisors, managers, corporate contact person, chief financial officer, and other key personnel from their positions (“Resignation of Original Key Personnel”), and to elect new legal representatives, heads, directors (or executive directors), supervisors, managers, corporate contact persons, chief financial officers, and other key personnel of the Target Company nominated by the Transferee (“Appointment of New Key Personnel”).In addition, the Target Company has obtained or completed all approvals, registrations, filings, consents, or exemptions (if applicable) from any competent government authorities or third parties required for the execution, delivery, and performance of the Transaction Documents and the completion of the transactions set forth therein.

7.1.6	Change of Bank Accounts. With respect to the Target Company, the Pledgor has, at the Transferee’s request, submitted an application to the bank and completed the procedure to change the registered name seals for all of the Target Company’s bank accounts to those of the persons designated by the Transferee.

7.1.7	No Material Adverse Changes. As of the Closing Date, there are no events, facts, conditions, changes, or other circumstances (including, but not limited to, any matters listed in Section 6.1.1 of this Agreement that the Target Company may not undertake without the Assignee’s prior written consent) that have had or are reasonably foreseeable to have a material adverse effect on the Target Company’s equity, assets, financial condition, liabilities, or normal operations.

7.1.8	Approval Procedures of the Transferee. The Transferee’s shareholders’ meeting (if applicable) and/or board of directors has formally adopted the relevant written resolutions approving the execution, delivery, and performance of the Transaction Documents.

7.1.9	Letter of Confirmation of Satisfaction of Closing Conditions. Each Covenanter has executed and delivered to the Transferee a letter of confirmation of satisfaction of closing conditions in the form and substance set forth in Annex II to this Agreement, confirming that all closing conditions under this Section 7.1 have been satisfied.

7.2	The Undertakers shall ensure that the closing conditions set forth in Section 7.1 of this Agreement are satisfied as soon as possible, and that the closing date shall in no event be later than December 31, 2026, or such other date as the Transferor and the Transferee may otherwise agree (the “Closing Date”).Upon execution of this Agreement, if any of the conditions precedent to closing set forth in Section 7.1 of this Agreement are not satisfied by the Closing Deadline or are not waived in writing by the Transferee, the Transferee shall have the right to terminate this Agreement by written notice in accordance with the provisions of Section 9 of this Agreement.

Article 8 Breach and Indemnification

8.1	General Liability for Breach.If either party breaches any representation, warranty, covenant, agreement, or any other provision under this Agreement, or if any representation or warranty made by either party under this Agreement is false, inaccurate, incomplete, or misleading, thereby causing the other party to incur any costs, liabilities, or suffer any losses (“Compensable Losses”), the breaching party or the party making the false representation shall indemnify the other party for all Compensable Losses.

8.2	Specific Liability for Breach. The Promising Party agrees, severally and jointly and severally, to indemnify the Transferee and/or (if the Closing occurs) the Target Company, and their affiliates, directors, partners, shareholders, employees,agents, and representatives (collectively, the “Indemnified Parties”) in connection with or arising out of the following matters:

8.2.1	Any obligations, liabilities, fines, or penalties incurred by the Indemnified Parties as a result of this Transaction.

8.2.2	Any loans, debts, liabilities, guarantees, and other contingent liabilities of the Target Company arising out of or resulting from events on or prior to the Closing Date and not disclosed in the financial statements, or any debts, liabilities, and obligations arising from non-routine business operations of the Target Company after the Closing Date that result from events occurring on or prior to the Closing Date;

8.2.3	The following acts by the Transferor or the Target Company prior to the Closing Date: (i) any violation of applicable laws, anti-corruption laws, or other applicable laws, regulations, or any approvals; (ii) any breach of any contracts or agreements to which they are a party or by which they are bound; (iii) any infringement of the rights and interests of any third party (including, but not limited to, intellectual property rights, trade secrets, and personal privacy information);(iv) failure to file, pay in full, withhold, or pay in a lawful and compliant manner any taxes due that the Transferor is required to file, pay, or withhold under applicable law.

8.3	The Transferor hereby acknowledges, agrees, and undertakes that it shall not seek recourse against the Target Company for any claims for compensation made against it by the Indemnified Party pursuant to this Agreement, and that it shall not seek reimbursement from the Target Company for any indemnification or compensation paid by it to the Indemnified Party under this Agreement.

Article 9 Termination

9.1	Circumstances for Termination of the Agreement

This Agreement may be terminated in the following ways:

9.1.1	The parties to this Agreement mutually terminate it by written agreement and specify the effective date of termination;

9.1.2	Prior to the Closing Date, if any of the following events occurs, either party (unless otherwise provided in the provisions below) may terminate this Agreement by providing written notice to the other party:

(1)	Solely with respect to the Transferee’s right to terminate this Agreement, if the closing conditions set forth in Section 7.1 of this Agreement are not satisfied by the Closing Deadline and the Transferee has not granted a written waiver;

(2)	Any representation or warranty made by any other party is false, inaccurate, incomplete, omissive, or misleading at the time it was made or on the Closing Date, and has had, or is reasonably foreseeable to have, a material adverse effect on the Target Company or on the parties’ performance of this Agreement or the completion of this transaction;

(3)	Any other party to this Agreement commits a material breach, and the breaching party fails to remedy such breach within thirty (30) days from the date of receipt of a notice from the Transferee requiring such remedy;

(4)	Any other party to this Agreement enters into any voluntary or compulsory bankruptcy proceedings (unless such proceedings are dismissed within 90 days of their commencement), or any other party is declared bankrupt by a court or other governmental authority;

(5)	Performance of this Agreement is materially disrupted for a continuous period exceeding six (6) months due to a force majeure event; or

(6)	A material change in any applicable law or its interpretation, or an amendment, supplement, or repeal by any government authority of applicable laws, regulations, or their interpretations, resulting in the inability to achieve the primary purpose of this Agreement or the Assignee’s inability to realize the primary benefits under this Agreement.

9.2	Effects of Termination

9.2.1	Unless otherwise provided in this Agreement, upon termination of this Agreement pursuant to any subparagraph of Section 9.1 above, this Agreement shall cease to be effective; provided, however, that Sections 8 through 12 of this Agreement shall remain in full force and effect.

9.2.2	Unless otherwise provided in this Agreement, upon termination of this Agreement, the parties hereto shall, in accordance with the principles of fairness, reasonableness, and good faith, use their best efforts within thirty (30) days or such other period as the parties may otherwise agree to restore the status quo ante, including but not limited to the Transferee transferring the subject equity back to the Transferor, and the Transferor shall ensure that the entity designated by the Transferor (1) returns the consideration equity already received to the Transferor;and (2) subject to the Transferee’s consent, return the transfer consideration corresponding to the consideration shares that have been converted to the bank account designated by the Transferee. The termination of this Agreement shall not affect either party’s right to claim damages or compensation under this Agreement.

Article 10 Force Majeure

10.1	If, due to earthquakes, typhoons, floods, fires, epidemics, wars, riots, hostile acts, civil unrest,strikes, epidemics, serious infectious diseases, or any other unforeseeable force majeure event that the affected party is unable to prevent or avoid (“Force Majeure”), and such event directly results in a party’s inability to perform or to fully perform this Agreement, then the party affected by such Force Majeure shall not be liable for such non-performance or partial performance.However, the affected party must immediately and without delay issue written notice to the other parties in accordance with the notice procedures set forth in Section 12.8 of this Agreement, and must provide the other parties with details of the force majeure event within fifteen days of issuing such written notice, explaining the reasons for such failure to perform, partial failure to perform, or the need for delayed performance.

10.2	If the party claiming force majeure fails to notify the other parties and provide appropriate evidence in accordance with the foregoing provisions, it shall not be exempt from liability for failure to perform its obligations under this Agreement.The Party affected by force majeure shall use reasonable efforts to mitigate the consequences of such force majeure and shall resume performance of all relevant obligations as soon as possible after the force majeure event ceases. If the Party affected by force majeure fails to resume performance of the relevant obligations after the grounds for temporary exemption from performance due to force majeure have ceased to exist, that Party shall be liable to the other Parties in this regard.

10.3	Upon the occurrence of a force majeure event, the parties shall immediately consult with one another to seek a fair solution and shall make every reasonable effort to minimize the consequences of such force majeure.

Article 11 Confidentiality Provisions

11.1	The parties shall maintain the confidentiality of the fact that they have executed this Agreement, the terms of this Agreement, and any confidential information, trade secrets, and any oral or written materials exchanged between them in connection with the preparation or performance of the Transaction Documents that the parties become aware of during the term of the Transaction Documents, and shall not disclose such information to any third party.

11.2	The Transferor and its respective shareholders, partners, and beneficial owners understand that, after the Closing Date, trade secrets are of exceptional importance to the Target Company and/or the Transferee; the disclosure of such trade secrets may directly or indirectly benefit competitors of the Target Company and/or the Transferee and may harm the interests of the Target Company and/or the Transferee and/or their respective affiliates.Accordingly, the Transferor agrees that, effective upon the execution of this Agreement, except for the purpose of facilitating the performance of the obligations of the Transferor and the Target Company under this Agreement, the Transferor shall, and shall cause its respective affiliates, as well as its respective directors, officers, employees, accountants,advisors, representatives, and agents of the Transferor and the Target Company to maintain the confidentiality of all trade secrets, and to take all reasonable measures to protect the confidentiality of such trade secrets and prevent their disclosure and use, so as to prevent the trade secrets from entering the public domain or coming into the possession of unauthorized persons.Following Closing, without the prior written consent of the Transferee, the Promising Party and the Transferor shall not, and shall ensure that their respective shareholders, partners, and beneficial owners do not, disclose, reproduce, or use the Trade Secrets in any manner, and shall fulfill their delivery obligations to the Transferee as set forth in Article 4 of this Agreement, or, upon the Transferee’s request, delete or destroy any items or media containing or excerpting the Trade Secrets.

11.3	The Transferee agrees that, prior to the Closing Date, except for the purpose of facilitating the performance of its obligations under this Agreement, the Transferee shall, and shall cause its affiliates, directors, officers, employees, accountants, consultants, representatives, and agents to, maintain the confidentiality of all trade secrets.

11.4	The foregoing restrictions shall not apply where: (i) the information was already in the public domain at the time of disclosure; (ii) the information was disclosed with the prior written consent of the other party; (iii) a party discloses the information to its affiliates, directors, officers, employees, accountants, consultants, representatives, and agents who have agreed to maintain confidentiality, for the purpose of performing the transaction under this Agreement;(iv) where a Party discloses such information in response to a request from a government authority or securities exchange having jurisdiction over it. If practicable, the disclosing Party shall consult with the other Party regarding such disclosure within a reasonable time prior to making it and, to the extent reasonably requested by the other Party, shall seek to have the disclosure treated as confidential to the greatest extent possible.

11.5	Without the prior written consent of all Parties, no Party shall issue any press release, announcement, or other public disclosure regarding this transaction.

Article 12 Other Provisions

12.1	Effective Date. This Agreement shall become effective on the date set forth at the beginning of this Agreement upon formal execution by the Parties (whereby natural persons must sign in person, and corporate entities or other non-natural person entities must affix their official seals), and shall constitute legal, valid, and binding rights and obligations upon the Parties, enforceable in accordance with the terms of this Agreement.

12.2	Governing Law. The execution, effectiveness, performance, interpretation, termination, and resolution of disputes under this Agreement shall be governed by the laws of Hong Kong, China.

12.3	Dispute Resolution. Any dispute, controversy, or claim arising out of or relating to this Agreement, or its interpretation, breach, termination, or validity, shall be resolved through negotiation. Such negotiations shall commence immediately upon one party’s written request to the other party for such resolution. If negotiations fail, either party may submit the dispute to the Hong Kong International Arbitration Centre for resolution by arbitration in accordance with the arbitration rules in effect at the time of submission.The arbitral award shall be final and binding on the parties. During the dispute resolution process, this Agreement shall remain in full force and effect in all respects except with respect to the matters in dispute. Except for the obligations related to the matters in dispute, the parties shall continue to perform their obligations and exercise their rights under this Agreement.

12.4	Simplified Agreement. The parties agree that, to facilitate the completion of government procedures related to this transaction, they shall negotiate in good faith to enter into any other contracts, agreements, or documents (if applicable) relating to the matters under this Agreement; however, in the event of any conflict or inconsistency between such contracts, agreements, or documents and this Agreement, this Agreement shall prevail.

12.5	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the matters set forth herein and supersedes all prior oral or written, express or implied agreements, understandings, representations, and conditions made prior to the execution of this Agreement.

12.6	Waiver. The failure of either party to exercise, or any delay in exercising, any right or remedy provided for in this Agreement, any amendment thereto, or any supplemental agreement shall not constitute or be deemed a waiver; nor shall any single or partial exercise of such rights and remedies preclude the further exercise of such rights and remedies.

12.7	Severability. If any provision of this Agreement is held to be unlawful, invalid, or unenforceable, the parties agree that such provision shall be enforced to the maximum extent possible to give effect to the parties’ intentions, and the validity, legality, and enforceability of all other provisions of this Agreement shall not be affected in any way. If necessary to give effect to the parties’ intentions, the parties shall negotiate in good faith to amend this Agreement by replacing the unenforceable provision with language that most closely reflects such intentions and is enforceable.

12.8	Use of Names. Without the prior written consent of the other party, no party shall, nor shall it ensure that any of its affiliates do, use, publish, or reproduce the name of the other party or any of its affiliates, or any similar corporate name, trade name, trademark, product or service name, domain name, graphic symbol, emblem, logo, or any specific description that enables a third party to identify the other party or any of its affiliates, for any marketing, advertising, promotional, or other purposes.

12.9	Assignment and Succession. This Agreement shall be binding upon the successors and assigns of the parties, and such successors and assigns shall be entitled to the rights and shall be subject to the obligations under this Agreement. An Assignee shall have the right to assign and transfer its rights, interests, and obligations under this Agreement and other transaction documents to its affiliates. No other party may assign or transfer any of its rights or obligations under this Agreement without the prior written consent of the Assignee.

12.10	Amendments and Supplements to This Agreement. The parties shall amend or supplement this Agreement by written agreement. Any amendment or supplemental agreement to this Agreement signed by all parties shall constitute an integral part of this Agreement and shall have the same legal effect as this Agreement.

12.11	Annexes. The annexes to this Agreement are an integral and inseparable part thereof; they complement the main body of this Agreement and have the same legal effect. In the event of any conflict between the annexes and the main body of this Agreement, the provisions of the main body shall prevail, and the annexes shall be amended accordingly.

12.12	Copies. This Agreement may be executed in multiple copies, each of which shall have equal legal effect.

(No text follows on this page)

In witness whereof, each party to this Agreement has caused its duly authorized representative to sign this Agreement on the date set forth at the beginning hereto, as a token of its commitment to abide by the terms hereof.

Target Company:

KOI Global Ltd (Seal)

By (print):

Name:
Title:

This serves as evidence that each party to this Agreement has caused its duly authorized representative to execute this Agreement on the date set forth in the preamble, in witness whereof.

Transferor:

AGM Group Holdings Inc (Seal)

By (print):

Name:
Title:

This serves as evidence that each party to this Agreement has caused its duly authorized representative to execute this Agreement on the date set forth in the preamble, in witness whereof.

Transferee:

__________________(Signature)

By (print): Huang Yuqiang

Annex I. Equity Structure of the Target Company

Part I: Shareholding Structure of the Target Company Prior to the Closing Date

As of the date of execution of this Agreement, the equity structure of the Target Company, KOI Global Ltd, is as follows:

	Shareholder	Number of Shares Held	Ownership Percentage	Remarks
1	AGM Group Holdings Inc.	550	55.00%	Transferor
2	Huang Yuqiang	450	45.00%	Transferee
	Total	1,000	100.00%	—

Part II: Shareholding Structure of the Target Company as of the Closing Date

As of the Closing Date, the equity structure of the Target Company, KOI Global Ltd, is as follows:

	Shareholder	Number of Shares	Ownership Percentage	Remarks
1	Huang Yuqiang	1,000	100.00%	Transferee
	Total	1,000	100.00%	—

Annex I

Annex II Letter of Certification Regarding the Satisfaction of Conditions Precedent to Closing

Pursuant to the provisions of Section 7.1.9 of the Share Transfer Agreement (“Share Transfer Agreement”) executed on September 10, 2026, by KOI Global Ltd, AGM Group Holdings Inc. (“Transferor”), Huang Yuqiang (“Transferee”), and other relevant parties, the Undertaker hereby issues this Certificate of Satisfaction of Pre-Closing Conditions (“this Certificate”) to certify the following:

1.	From the date of execution of the Share Transfer Agreement to the date of issuance of this Certificate, the representations and warranties made by the Undertaker in Article 5 of the Share Transfer Agreement are, in all material respects, completely true, complete, accurate, and valid, and contain no misstatements or omissions;

2.	As of the date of this Certificate, all closing conditions set forth in Article 7.1 of the Share Transfer Agreement (excluding Article 7.1.8, the conditions of which are to be confirmed by the Transferee independently) have been satisfied.

Terms not specifically defined in this Certificate shall have the same meanings as those set forth in the Share Transfer Agreement and its annexes.

In view of the foregoing, the parties listed below have signed this Certificate on ____, ____, ____. This Certificate shall take effect as of the date of signature.

[No text follows on this page; this is the signature page]

KOI Global Ltd (Seal)	AGM Group Holdings Inc. (Seal)
By(print):	By(print):
Name:	Name:
Title:	Title:

Annex II